SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Expensify, Inc.
(Name of Subject Company (Issuer))

Expensify, Inc.
(Names of filing Persons (Offeror and Issuer))

Class A Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)
30219Q106
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Ryan Schaffer
Chief Financial Officer
Expensify, Inc.
88 Kearny St., Ste 1600
San Francisco, California 94108
Tel: (971) 365-3939
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Tad J. Freese, Esq. Alexa M. Berlin, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Joshua A. Kaufman, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐Third-party tender offer subject to Rule 14d-1.
☒Issuer tender offer subject to Rule 13e-4.
☐Going-private transaction subject to Rule 13e-3.
☐Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the  Tender Offer Statement on
Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2026,
as amended and supplemented by Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement on
Schedule TO filed with the Commission on May 29, 2026 and June 11, 2026, respectively (the “Schedule TO”), related to the offer by Expensify, Inc., a Delaware corporation (the “Company”), to purchase for cash up to
$25,000,000 of its Class A common stock, par value $0.0001 per share (the “Class A common stock”), at a price per share of not less than $0.98 and not more than $1.20, without interest and subject to any applicable withholding taxes. The Company’s offer is made upon the terms and subject to the conditions described in the Offer to Purchase, dated May 13, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) to the Schedule TO, and in the accompanying Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, the Letter of Transmittal together with the Offer to
Purchase, the “tender offer”), a copy of which was attached as Exhibit (a)(1)(ii) to the Schedule TO.
Based on the final count by the depositary for the tender offer, a total of 6,053,023 shares of Class A common stock were validly tendered and not validly withdrawn at or below the price of $1.20 per share. The Company accepted
6,053,023 shares for purchase at the purchase price of $1.20 per share, for a total cost of $7,263,627.60, excluding fees and expenses related to the tender offer. The total number of shares accepted for payment represents approximately 6.8% of the Company’s total outstanding shares of Class A common stock as of June 10, 2026. The depositary for the tender offer will promptly pay for the shares accepted for purchase pursuant to the tender offer.
Payment for shares purchased will be made in cash, without interest, but subject to applicable withholding taxes.
Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this
Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.
The Schedule TO is hereby amended and supplemented as follows:
Item 11.                           Additional Information.

The information set forth in Item 11 is hereby amended and supplemented by adding the following:
“On June 12, 2026, the Company issued a press release announcing the final results of the tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on June 10, 2026. A copy of the press release is filed as Exhibit (a)(5)(iii) hereto and is incorporated by reference herein.”

Item 12.                         Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(iii)*	Press release announcing the final results of the tender offer, dated June 12, 2026.
* Filed herewith
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2026

EXPENSIFY, INC.

By:	/s/ Ryan Schaffer
Name:	Ryan Schaffer
Title:	Chief Financial Officer